UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41734

Aurelion Inc.

(Translation of registrant’s name into English)

21st Floor, 100 Queen’s Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

The information contained in this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of Aurelion Inc. (File No. 333-290953) and related prospectus, and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

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Changes to the Nominating and Corporate Governance Committee

On November 11, 2026, the board of directors (the “Board”) of Aurelion Inc. (the “Company”) approved changes to the composition of the nominating and corporate governance committee of the Board (the “Nominating Committee”). Mr. Herman Yu ceased to serve as a member and the chair of the Nominating Committee, and Mr. Chang-Wei Chiu, Chairman of the Board, was appointed as its member and chair, effective on the same date.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aurelion Inc.

Date: November 12, 2026	By:	/s/ Frank Zheng
	Name:	Frank Zheng
	Title:	Chief Executive Officer

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